CUSIP No. 76118L102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO Sec. 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment Number 1)*

Resonant Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number)

Brett Conrad

Longboard Capital Advisors, LLC

1312 Cedar St.

Santa Monica, California 90405

(424) 205-1747

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longboard Capital Advisors, LLC (86-1150459)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO/WC (funds of managed investment vehicles; working capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Longboard Capital Advisors, LLC – Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,229,259*
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 4,229,259*
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,259*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.35%*
14.	TYPE OF REPORTING PERSON (see instructions) Longboard Capital Advisors, LLC – IA

*As of October 2, 2017, Blue Earth Fund, LP, Grayboard Investments, Ltd, Ptarmagin, LLC and Conrad Group Inc. Defined Benefit Plan owned in the aggregate of 4,229,259 shares of (including shares issuable upon exercise of warrants) Common Stock of the Issuer (“Shares”). The percentage in Item 13 is based on 16,683,127 shares; which is 14,698,827 shares of Common Stock outstanding plus 1,984,300 shares and warrants reported on herein (explained further in Item 5 below). Longboard Capital Advisors, LLC (“Longboard”), with Brett Conrad as it’s sole managing member, is the investment manager of Blue Earth Fund, LP, as well as the investment manager of separate investment accounts or plans maintained by each of Grayboard Investments, Ltd., Ptarmagin, LLC, and Conrad Group Inc. Defined Benefit Plan, in which such entities’ respective shares referred to above are held. As a result, Longboard Capital Advisors, LLC and Mr. Conrad possess the power to vote and/or dispose or direct the disposition of all shares owned by the above entities. Thus, for purposes of Rule 13d-3 under the Act, Longboard and Mr. Conrad may be deemed to beneficially own a total of 4,229,259 Shares. However this filing shall not be construed to be an admission of such beneficial ownership.

CUSIP No. 76118L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Conrad
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO/WC (funds of managed investment vehicles; working capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brett Conrad – USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,229,259*
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 4,229,259*
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,259*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.35%*
14.	TYPE OF REPORTING PERSON (see instructions) Brett Conrad – IN

*As of October 2, 2017, Blue Earth Fund, LP, Grayboard Investments, Ltd, Ptarmagin, LLC and Conrad Group Inc. Defined Benefit Plan owned in the aggregate of 4,229,259 shares of (including shares issuable upon exercise of warrants) Common Stock of the Issuer (“Shares”). The percentage in Item 13 is based on 16,683,127 shares; which is 14,698,827 shares of Common Stock outstanding plus 1,984,300 shares and warrants reported on herein (explained further in Item 5 below). Longboard Capital Advisors, LLC (“Longboard”), with Brett Conrad as it’s sole managing member, is the investment manager of Blue Earth Fund, LP, as well as the investment manager of separate investment accounts or plans maintained by each of Grayboard Investments, Ltd., Ptarmagin, LLC, and Conrad Group Inc. Defined Benefit Plan, in which such entities’ respective shares referred to above are held. As a result, Longboard Capital Advisors, LLC and Mr. Conrad possess the power to vote and/or dispose or direct the disposition of all shares owned by the above entities. Thus, for purposes of Rule 13d-3 under the Act, Longboard and Mr. Conrad may be deemed to beneficially own a total of 4,229,259 Shares. However this filing shall not be construed to be an admission of such beneficial ownership.

CUSIP No. 76118L102

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Resonant Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 110 Castilian Drive, Suite 100, Goleta, CA 93117.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by Longboard Capital Advisors, LLC (“Longboard”) and Brett Conrad, the managing member of Longboard. Longboard and Mr. Conrad are collectively referred herein as the “Reporting Persons”.

Longboard, with Mr. Conrad as its sole managing member, is the general partner and/or investment manager of Blue Earth Fund, LP, Grayboard Investments, Ltd, Ptarmagin, LLC, and Conrad Group Inc. Defined Benefit Plan (each an “Investment Vehicle” and collectively the “Investment Vehicles”) and in such capacity exercises dispositive power over the securities and may be deemed to be the beneficial owner of such securities. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The business address of the Reporting Persons:

1312 Cedar St.

Santa Monica, California 90405

(c)	The principal business of Longboard is the performance of investment management and advisory services, and the principal business of Mr. Conrad is serving as the managing member and sole owner of Longboard.

(d)	During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship or Jurisdiction of Organization:

Longboard is a Delaware limited liability company.

Mr. Conrad is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares to which this statement relates were acquired by the Reporting Persons using the working capital of each Investment Vehicle as follows:

Blue Earth Fund, LP: $622,110

Grayboard Investments, Ltd: $9,721,210

Ptarmagin, LLC: $491,300

Conrad Group Inc. Defined Benefit Plan: $73,933

The Investment Vehicles have invested an aggregate amount of approximately $10,908,553 in the Shares.

CUSIP No. 76118L102

Item 4.  Purpose of Transaction.

The Shares covered by this statement were acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of shares reported owned by each person named herein is based on 16,683,127 Common Stock shares; which is 14,698,827 shares of Common Stock outstanding as of August 8, 2017 (reported in the Issuer’s last Form 10-Q) plus the number of shares and warrants reported herein, 1,984,300.

As of the close of business on the date hereof, Longboard, as the investment advisor to the Investment Vehicles, and Brett Conrad, as the managing member, may be deemed to beneficially own the 4,229,259 Shares (including shares issuable upon exercise of warrants) owned in the aggregate by the Investment Vehicles, constituting approximately 25.35% of the shares of Common Stock outstanding.

(b)	The Reporting Persons possess the sole power to vote, and/or to direct the disposition of the shares held by the Reporting Persons.

(c)

On September 25, 2017, Blue Earth Fund, LP and Conrad Group Inc. Defined Benefit Plan each purchased, through Purchase Agreements, 5300 units at $4.70 per unit for total aggregate gross proceeds of $49,820. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $4.85 per share.

On February 22, 2017, Grayboard Investments, Ltd entered into that certain securities purchase agreement with the Issuer in which the Issuer sold 1,626,898 units at a price of $4.61 per unit for total aggregate gross proceeds of $7,500,000. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $8.25 per share.

On January 12th, 13th and 17th, 2017, Conrad Group Inc. Defined Benefit Plan purchased, through brokerage transactions on the open market, a total of 20,000 Common Shares at a purchase price of $4.28 per share for total aggregate gross proceeds of $85,600.

On January 04, 2017 Grayboard Investments, Ltd purchased on the open market 13,200 shares of Common Stock for the aggregate gross proceeds of $64,364.52 at a price of $4.87 per share.

On December 30, 2016 Grayboard Investments, Ltd purchased on the open market 10,000 shares of Common Stock for the aggregate gross proceeds of $47,800 at a price of $4.78 per share.

Except as reported directly above, the Reporting Persons have not affected any transactions in the Common Stock of the Issuer during the past 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 16, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated October 16, 2017

CUSIP No. 76118L102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017

Longboard Capital Advisors, LLC

Name: /s/ Brett Conrad Brett Conrad

Managing Member

Brett Conrad

Name: /s/ Brett Conrad Brett Conrad

CUSIP No. 76118L102

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of Resonant Inc., a Delaware Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 16, 2017

Longboard Capital Advisors, LLC

Name: /s/ Brett Conrad Brett Conrad
Managing Member

Brett Conrad

Name: /s/ Brett Conrad Brett Conrad